SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of Sepember 2014

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ___________

CONTENTS

On September 22, 2014, MediWound Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on six proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission (the “SEC”) on August 5, 2014.

Based on the results and the majority requirements under the Israeli Companies Law 5759-1999 (the “Companies Law”) and the Company’s Articles of Association (including, in the case of Proposal 3, Proposal 5 and Proposal 6, the special majority required by the Companies Law), the shareholders of the Company duly approved the following:

(1)
Approval of the election of each of Messrs. Ruben Krupik, Ofer Gonen and Meron Mann and Dr. Marian Gorecki (the Company’s incumbent directors who are not external directors) to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders of the Company, until each of his successors is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
Approval of the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)	Approval of a compensation policy for the directors and other office holders of the Company, in accordance with the requirements of the Israeli Companies Law;

(4)
Approval of the grants of options to purchase shares of the Company under the Company’s 2014 Share Incentive Plan to each of the Company’s external directors, Ms. Sarit Firon and Dr. Abraham Havron, and to two of the Company’s other directors, Dr. Marian Gorecki and Mr. Meron Mann;

(5)	Approval and ratification in all respects of an amendment to the terms of employment of the Company's President and Chief Executive Officer; and

(6)	Approval and ratification in all respects of a one-time bonus to the Company’s President and Chief Executive Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: September 22, 2014	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial Officer